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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Denison International plc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Ordinary Shares, par value $0.01 per share,
                    represented by American Depositary Shares
                    -----------------------------------------
                         (Title of Class of Securities)

                                   248335 10 1
                                  -------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]     Rule 13d-1(b)

        [ ]     Rule 13d-1(c)

        [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1

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--------------------------------                         -----------------------
CUSIP No. 248335 10 1                      13G           Page  2
          ----------------------                              ---
--------------------------------                         -----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           F & C Ventures Limited Partnership II

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [ ]

                                                         (b) [X]

---------- ---------------------------------------------------------------------

        3  SEC USE ONLY

---------- ---------------------------------------------------------------------

        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom

-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-

---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-

---------- ---------------------------------------------------------------------

       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0%

---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO

---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------                         -----------------------
CUSIP No. 248335 10 1                    13G             Page  3
          ----------------------                              ---
--------------------------------                         -----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           F & C Ventures Limited

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a)  [ ]

                                                         (b)  [X]

---------- ---------------------------------------------------------------------

        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom

-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-

---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-

---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0%

---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO

---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a).          Name of Issuer:
---------           --------------

                    Denison International plc (the "Issuer")

Item 1(b).          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

                    Masters House
                    107 Hammersmith Road
                    London W140QH, England

Items 2(a)          Name of Person Filing; Address of Principal
and (b).            Business Office:
----------          -------------------------------------------

                    This statement is filed by and on behalf of
                    (a) F & C Ventures Limited Partnership II
                    ("F&C II") and F & C Ventures Limited, which manages F&C II. The business address of each of the foregoing is Berkeley Square House, Berkeley Square, 4th Floor, London W1X 5PA, England.

Item 2(c).          Citizenship:
---------           -----------

                    F&C II is a partnership organized under the laws of the United Kingdom. F & C Ventures
                    Limited is a corporation organized under the laws of the United Kingdom.

Item 2(d).          Title of Class of Securities:
---------           -----------------------------

                    Ordinary Shares, par value $0.01 per share ("Ordinary Shares"), represented by American Depositary Shares

Item 2(e).          CUSIP Number:
---------           ------------

                    248335 10 1

Item 3.             Not Applicable

Item 4.             Ownership:
------              ----------

                    (a)    Amount Beneficially Owned:  -0-
                           Ordinary Shares, as of December 31, 2000.

                    (b)    Percent of Class: 0.0%


                                     Page 4


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                           This calculation includes all
                           outstanding Ordinary Shares of the
                           Issuer as of December 31, 2000.

                    (c)    Number of shares as to which the person has:

                           (i)    Sole power to vote or direct the Vote:  -0-

                           (ii)   Shared power to vote or direct the Vote:  -0-

                           (iii) Sole power to dispose of to direct the disposition of: -0-

                           (iv) Sole power to dispose of to direct the disposition of: -0-

Item 5.             Ownership of Five Percent or Less of a Class:
------              ---------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person:
------              --------------------------------------------------------

                    Not Applicable.

Item 7.             Identification and Classification of the
------ Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                    --------------------------------------------

                    Not Applicable.

Item 8.             Identification and Classification of
------              Members of the Group:
                    ------------------------------------

                    Not Applicable.

Item 9.             Notice of Dissolution of Group:
------              ------------------------------

                    Not Applicable.


                                     Page 5


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Item 10.            Certification:
-------             --------------

                    Not Applicable.


                                     Page 6


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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2001


                                          F & C VENTURES LIMITED PARTNERSHIP II

                                            By:  F & c VENTURES LIMITED,
                                                 Its Manager

                                            By:  /s/ Rod Richards
                                                 ----------------------------
                                                 Director

                                          F & C VENTURES LIMITED


                                            By:  /s/ Rod Richards
                                                 ------------------------------
                                                 Director


                                     Page 7